    As filed with the Securities and Exchange Commission on March 15, 2000.
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                                  LYCOS, INC.
            (Exact name of registrant as specified in its charter)

                                --------------
              Delaware                            04-3277338
   (State or other Jurisdiction of      (I.R.S Employer Identification
   Incorporation or Organization)                   Number)

                            400-2 TOTTEN POND ROAD
                         WALTHAM, MASSACHUSETTS 02451
                                (781) 370-2700
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                --------------
                                ROBERT J. DAVIS
                                  LYCOS, INC.
                            400-2 TOTTEN POND ROAD
                         WALTHAM, MASSACHUSETTS 02451
                                (781) 370-2700
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                --------------
                                   COPY TO:
                            KENNETH J. GORDON, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000

                                --------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                         Proposed
                                                         Maximum   Proposed
                                                         Offering  Maximum
                                                          Price   Aggregate   Amount of
  Title of Each Class of Securities to be   Amount to be    Per    Offering Registration
                Registered                   Registered  Share(1)  Price(1)     Fee(2)
----------------------------------------------------------------------------------------
Common Stock, par value .01 per share.....    564,045     $71.81  40,504,072   $10,694
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee, based upon the average of the high and low prices of the Lycos' common stock as reported on The Nasdaq National Market on March 8, 2000 in accordance with Rule 457 under the Securities Act of 1933. The registration fee of $10,694 was paid on March 15, 2000 in connection with the initial filing of the Registration Statement on Form S-3.

                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. The prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS                           SUBJECT TO COMPLETION, DATED MARCH   , 2000

                                 564,045 Shares

                                  LYCOS, INC.

                                  Common Stock

  This prospectus relates to the public offering, which is not being underwritten, of up to 564,045 shares of common stock, par value $0.01 per share, of Lycos, Inc., which may be offered from time to time by stockholders of Lycos or by donees, transferees or other successors in interest that receive Lycos' shares as a gift or other non-sale related transfer. Lycos will receive no part of the proceeds of such sales. All of the shares of Lycos common stock described above were issued by Lycos in consideration of Lycos' acquisition of all of the outstanding common stock, Series A preferred stock and Series B preferred stock of Valent Software Corporation ("Valent"), a Delaware corporation. See "Selling Stockholders" for further information. The 564,045 shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

  These shares may be offered by stockholders of Lycos from time to time in one or more transactions as described under the "Plan of Distribution". To the extent required, the number of shares to be sold, the name of any selling stockholder(s), the purchase price, the name of any agent or broker-dealer and any applicable commissions, discounts or other items constituting compensation to such agent or broker-dealer with respect to a particular offering will be set forth in a supplement or supplements to this prospectus. The aggregate proceeds to any selling stockholder(s) from the sale of the shares offered from time to time will be the purchase price of the shares sold less commissions, discounts and other compensation, if any, paid by such selling stockholder(s) to any agent or broker-dealer. The price at which any of the shares may be sold, and the commissions, if any paid, in connection with any sale, are unknown and may vary from transaction to transaction. Lycos will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."

  Lycos' common stock is listed on The Nasdaq National Market under the symbol "LCOS." On March 14, 2000, the last sale price of Lycos' common stock was $72.69 per share.

                                  -----------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
              FOR MORE INFORMATION, SEE "RISK FACTORS" ON PAGE 6.

                                  -----------

  The Securities and Exchange Commission may take the view that, under certain circumstances, Lycos' stockholders and any broker-dealers or agents that participate with such stockholders in the distribution of these registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act of 1933.

  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                 The date of this prospectus is March   , 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   Lycos files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Lycos files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lycos' SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at www.sec.gov. Lycos has filed a registration statement to register with the SEC the Lycos common stock listed in this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

   Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is "incorporated by reference" to documents that have been filed by Lycos with the SEC. The information that is incorporated by reference consists of:

  . Lycos' Annual Report on Form 10-K, for the fiscal year ended July 31, 1999, as filed on October 29, 1999;

  . Lycos' Quarterly Report on Form 10-Q, for the quarter ended October 31, 1999, as filed on December 15, 1999;

  . Lycos' Current Reports on Form 8-K filed on August 6, 1999 (as amended on October 7, 1999), September 16, 1999 and December 21, 1999 (as amended on December 22, 1999 and January 4, 2000);

  . The audited consolidated balance sheets of Wired Ventures, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and comprehensive income (loss), minority interest and stockholders' (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 1998; the unaudited consolidated balance sheet of Wired Ventures, Inc. and subsidiaries as of March 31, 1999 and the related unaudited consolidated statements of operations and comprehensive income and cash flows for the three months ended March 31, 1999 and 1998; and our unaudited pro forma combined condensed balance sheet and the related unaudited pro forma combined condensed statements of operations, each as included in our Current Report on Form 8-K filed on July 15, 1999;

  . The description of Lycos' common stock contained in its registration statement on Form 8-A, filed with the SEC on February 23, 1996;

  . All documents filed by Lycos under the Securities Exchange Act of 1934 (e.g., Forms 10-Q and 8-K) after the date of this prospectus and prior to the termination of this offering.

   If there is any contrary information in a previously filed document that is incorporated by reference, then you should rely on the information in this prospectus.

   If you are a stockholder, you can obtain any of the documents incorporated by reference through Lycos or the SEC. Documents incorporated by reference are available from Lycos without charge, excluding all exhibits. You may obtain documents incorporated by reference in this prospectus by requesting them in writing to the following address or by telephone:

                                  Lycos, Inc.
                         Attention: Investor Relations
                             400-2 Totten Pond Road
                          Waltham, Massachusetts 02451
                                 (781) 370-2700

                                  THE COMPANY

   Lycos is a global media company operating one of the Internet's leading networks of separately branded websites. The Lycos Network is one of the most visited online destinations in the world, attracting nearly one of every two U.S. Internet users in November 1999. According to a Media Metrix report, the Lycos Network of branded websites included four of the 20 most popular U.S. sites on the Internet, and had over 29 million unique users in November 1999. The Lycos Network enables users to quickly access and retrieve information, communicate with other Internet users, easily establish online communities and engage in commerce. Our popular websites provide a broad offering of integrated content and services, attracting users into the Lycos Network through multiple points of entry and creating a large and diverse audience. While users typically access the Lycos Network for specific content through one of our branded sites, they are encouraged to remain in the Lycos Network by the breadth of our product offerings, and the easy navigation possible amongst our sites.

   We derive our revenues primarily from online advertising and e-commerce. Demand for online advertising is expected to grow significantly in the future. According to Forester Research, the market for online advertising is expected to grow from $3.3 billion in 1999 to $33.1 billion by 2004. We believe that we are well positioned to serve this market as the Lycos Network provides advertisers a large and diverse audience and the ability to segment and target that audience. The wide variety of content and services available on the Lycos Network enables advertisers to focus their promotional efforts on the Lycos Network sites most relevant to their product or service offerings. The Lycos Network has attracted a wide variety of advertisers, including Dell, Intel, Motorola, Johnson & Johnson, Macy's, OfficeMax and Sears.

   The electronic commerce, or e-commerce, market is also projected to experience significant growth. International Data Corporation projects that e-commerce revenues will grow from $50.4 billion in 1998 to $1.3 trillion by 2003. We generate e-commerce revenue through two principal means. We integrate product and service offerings from merchant partners directly into our search, directory and community offerings on a topical basis. In addition, in October 1999, we launched our online marketplace, LYCOShop, providing users with a seamless e-commerce experience that incorporates products from over 2,000 retailers, as well as classified advertising and auctions.

   We expect that international users will become a substantial part of the Internet user base in the future. According to International Data Corporation, Web users outside the U.S. will increase from 79.4 million in 1998 to 325.5 million in 2003. We have broadened our offerings outside of the U.S. by expanding into Latin America and by partnering with local media and technology companies in Asia and Europe. We currently offer country-specific versions of our Lycos search and navigation service and other selected network services in Argentina, Belgium, Brazil, Chile, Denmark, France, Germany, Ireland, Italy, Japan, Mexico, The Netherlands, Norway, Peru, Singapore, South Korea, Spain, Sweden, Switzerland, the United Kingdom and Venezuela.

Our Strategy

   Our goal is to be the most visited and utilized global online destination. The essential elements of our strategy are to:

  .  expand the reach of the Lycos Network;

  .  increase the frequency and duration of user visits to the Lycos Network;

  .  continue to provide comprehensive advertising solutions;

  .  provide a compelling e-commerce platform; and

  .  expand the global presence of the Lycos Network.

Recent Developments

   As part of our strategy to continue to expand our product and service offerings and audience reach, in December 1999, we completed the acquisitions of Quote.com and Gamesville.com.

  . Quote.com is a leading online provider of financial content and tools to independent investors, including stock quotes, news and research information. With this acquisition, Lycos advanced its presence in the online financial industry, bringing an added dimension to the Lycos user experience and a new branded point of entry into the Lycos Network.

  . Gamesville.com is a leading online gaming site that is now the featured product offering on the Lycos Games WebGuide. Gamesville.com's approach to interactive gaming allows thousands of registered contestants to compete for cash and other prizes in live card games, trivia quizzes and other traditional games such as bingo. According to Media Metrix, in November 1999, the Gamesville.com site ranked third among the top 500 U.S. websites based on average duration per visit of approximately 15 minutes.

   In February 2000, we entered into a joint venture agreement with Bell Canada to create a new Internet company, Sympatico-Lycos, to provide expanded Internet resources for the business-to-consumer marketplace in Canada. As part of the agreement, Bell Canada will invest $25 million to form the new company, which will be majority owned by Bell Canada; Bell Canada has commitments to make additional investments of $20 million, based on Sympatico-Lycos' working capital needs. Bell Canada will also contribute a portfolio of business-to-consumer Internet properties to Sympatico-Lycos. We will license to Sympatico-Lycos applications such as the My Lycos customizable start page, free e-mail, chat, shopping, homepage building and personalized news. The closing of the joint venture is subject to completion of certain conditions, including certain regulatory and other approvals. Separately, Bell ActiMedia and Lycos signed a $40 million multi-year distribution agreement, under the terms of which Bell products and services will be promoted to U.S. Lycos Network users accessing the Network from Canada.

   We were incorporated in Delaware in June 1995. Our principal executive offices are located at 400-2 Totten Pond Road, Waltham, Massachusetts 02451, and our telephone number is (781) 370-2700. We maintain a site on the Web at www.lycos.com; however, the information found on our website is not part of this prospectus.

                                  RISK FACTORS

   The following risk factors should be considered in conjunction with the other information included and incorporated by reference in this prospectus before purchasing our common stock.

Our limited operating history makes it difficult to predict our performance.

   We have a limited operating history for you to use in evaluating our prospects. We generated revenues of $56.1 million for the fiscal year ended July 31, 1998 and revenues of $135.5 million for the fiscal year ended July 31, 1999. We generated revenues of $56.0 million for the fiscal quarter ended October 31, 1999. Due to our limited operating history, you should not take the recent revenue growth as indicative of the rate of revenue growth, if any, that you can expect in the future. You should consider the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies operating in new and rapidly evolving markets, such as ourselves. We may not successfully address these risks, which include:

  .  the ability to continue to develop and extend the Lycos brand;

  .  the ability to maintain and increase levels of traffic on our websites;

  .  the ability to maintain a premier position on the America
     Online/Netscape Web browser or to enter into additional distribution relationships and strategic alliances;

  . the ability to continue to develop or acquire content, features and functionality for our services;

  . the development of equal or superior services or products by competitors;

  . the failure of the market to adopt the Internet as an advertising or commercial medium;

  . the reduction in market prices for Internet-based advertising as a result of competition or otherwise;

  . the ability to effectively generate commerce-related revenues through sponsored services and placements in our services; and

  .  the success in attracting, retaining and motivating qualified personnel.

   As a strategic response to a changing competitive environment, we may choose to make pricing, service or marketing decisions or acquisitions that would adversely impact our operations and therefore increase our losses. Due to the nascent nature of the Internet industry, we believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon them as an indication of our future performance.

We have a history of significant losses.

   We have incurred significant losses since our inception and may incur losses in the future. As of October 31, 1999, we had an accumulated deficit of $119.8 million. We reported a loss of $0.46 per share for the year ended July 31, 1998 and a loss of $0.60 per share for the year ended July 31, 1999. We reported a loss per share of $0.29 for the fiscal quarter ended October 31, 1999. We currently expect that our operating expenses will continue to increase significantly as our sales and marketing operations are expanded and as we fund further product development and acquire complementary products and technologies. Our potential inability to keep short-term expense levels in line with revenues could adversely affect our financial results for any given quarter. It is possible that in some future quarter our operating results may be below the expectations of analysts and investors which could reduce the price of our common stock.

Our operating results can be affected by seasonality.

   We have experienced, and expect to continue to experience, seasonality in our business. Historically, users have made a smaller number of visits to our websites and the websites of our partners during the summer and the year-end vacation periods.

Our stock price is volatile and is affected by factors relating to the Internet industry.

   The price of our common stock has been and may continue to be subject to wide fluctuations in response to any of the following events:

  .  quarterly variations in our results of operations;

  . announcements of new technological innovations or new products and media properties by us or our competitors;

  . changes in financial estimates and recommendations by securities analysts;

  . the operating and stock price performance of other companies that investors may deem comparable to us; and

  .  news relating to trends in our markets.

   Also, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Additionally, fluctuations in the market price of our common stock could result in stockholder lawsuits, which potentially could impair our business.

We may not be able to maintain advertising revenues if the Internet is not adopted as an advertising medium.

   We earn a significant portion of our revenues by selling advertisements on our Web pages. For the fiscal year ended July 31, 1999, advertising revenues represented approximately 69% of our total revenues and for the fiscal quarter ended October 31, 1999, advertising revenues represented approximately 70% of our total revenues. We will not be able to sustain or increase our advertising revenues if the Internet does not develop into an attractive and sustainable advertising medium. For example, Internet users may purchase "filter" software programs that limit or remove advertising from the user's desktop. The widespread adoption of this software by users could negatively impact the use of advertising on the Web. It is also difficult to predict which method of pricing will be adopted by the industry or advertisers. For example, our advertising revenues could decrease if advertising rates are based on the number of users who access the advertiser's website from one of our network websites or seek additional information about a product or service by "clicking" on the advertisement, rather than rates being based solely on the number of times an advertisement is displayed. Our strategy is to continue to develop advertising and other methods of generating revenues through the use of our products and services. In order to maintain and increase advertising revenues, we must develop a large base of users of our products and services with demographic characteristics attractive to advertisers. Additionally, we may be required to expand our advertising sales force, which would increase our costs.

We may not be able to deliver or measure the delivery of advertisements reliably.

   The process of reliably delivering and tracking advertising placement within large, high-traffic websites such as ours is an increasingly important and complex task, and currently available software programs and other tracking methods are rapidly evolving. We license an advertising management system from a third party. To the extent that we encounter system failures or material difficulties in the operation of this system, we could be unable to deliver banner advertisements and sponsorships through our websites. Any extended failure of, or other material difficulties with, our advertising management system may require us to provide free advertising to our customers. In addition, advertising clients may not advertise on our websites or may pay less for advertising if they do not perceive our measurements to be accurate or reliable.

We may incur costs in connection with our arrangements with advertisers and sponsors.

   We sell advertising space on our websites and allow third-parties to provide sponsored services and placements on our websites under agreements with advertisers and sponsors which expose us to potentially significant financial risks. In connection with these arrangements, we provide, and sometimes guarantee, a minimum number of times that an advertisement is displayed or a minimum number of user requests for additional information made by clicking on the advertisement or promotional hyperlink. We may receive sponsorship fees as well as a portion of transaction revenues received by these third-party sponsors from users originated through our websites. These sponsorship arrangements expose us to potentially significant financial risks, including the risk that we may fail to deliver the required number of advertisement displays or user requests for additional information. If we fail to deliver these minimums, the fees payable to us may decline or we may be required to provide sponsorship services to the sponsor for free for a limited "make good" period.

   Our contracts with advertisers and sponsors typically have short terms and are terminable on relatively short notice. Third-party sponsors may decide not to renew the sponsorship agreements upon expiration. Some of these arrangements also require us to integrate sponsors' content with our services. We must dedicate resources and significant programming and design efforts to accomplish this integration. We may not be able to attract additional sponsors or renew existing sponsorship agreements when they terminate. In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may prevent us for the duration of these exclusivity agreements from accepting advertising or sponsorship agreements within a particular subject matter on our websites or across our entire service network.

We depend on third-party relationships for distribution and content of our websites.

   We depend on a number of third-party relationships to attract users to our websites and consequently to generate revenues. We require those third-parties to provide users with access to our products and services. If we are unable to attract users to our websites, advertising revenues could be impaired, advertisers and sponsors may terminate their agreements with us, advertisers may not be willing to pay as much as they currently pay to appear on the Lycos Network and we may be required to supply our services under agreements with advertisers for free.

 Browser services provided by AOL/Netscape.

   We depend on our arrangement with AOL/Netscape relating to the positioning of our products and services on the Netscape Web browser to create traffic on our websites and consequently to generate revenues. If AOL/Netscape or any other Web browser grants an exclusive arrangement for positioning on its Web browser to our competitors, then our business may be impaired. In addition, users have experienced difficulties due to browser failures unrelated to our systems, products and services.

   Although our agreements with AOL/Netscape may be terminated only under particular circumstances, if we are unable to continue as a preferred provider for AOL/Netscape, our websites could lose a material portion of our users, the level of use on competing services could substantially increase and our websites could become less attractive to advertisers, reducing our revenues.

 Other third-party relationships.

   We depend on website operators that provide links to our websites or otherwise use our services to create traffic on these websites. We license some technology and related databases from third parties, including search, telephone directories, chat, street mapping and other similar services. We believe that many of our third party relationships are important to our ability to attract traffic and advertisers. Any errors, failures or delays experienced in connection with these third party technologies and information services could alienate our users and adversely affect our brand and our business. Although we view these relationships as important, most of our arrangements do not include minimum commitments to use our services or to provide access or links to Lycos' products or services in the future, are not exclusive and generally have a term of only one to three years. In addition, our partners may not regard their relationship with us to be as important to their own respective businesses and operations. Our partners may reassess their commitment to our products or services at any time in the future, or may develop their own competitive products or services. The failure of one or more of our partnering relationships to achieve or maintain market acceptance or commercial success, or the termination of one or more successful collaborative relationships, could adversely impact our ability to conduct our business.

 Content.

   We rely on content developed by third parties. We believe that third party content is an important element in attracting users to our websites. Failure of these third party content providers to develop and maintain high quality products and services or our inability to enter into agreements allowing our users to access this content could impair our ability to attract users and advertisers.

We face risks relating to our customers' liquidity.

   The Internet as a commercial endeavor has been in existence for a relatively short period of time. The costs of establishing a website are low, and new online service providers, content providers and advertisers are launched regularly. Many of our advertisers and electronic commerce sponsors were funded with venture capital and other forms of financing before they proved to be successful. Those companies that are unable to prove themselves successful before they have spent their initial funding may find it difficult or impossible to secure additional funding and, therefore, difficult to pay amounts due to us. Our losses could increase if any of our advertisers or electronic commerce sponsors fails to pay amounts due on a timely basis.

We compete with a variety of competitors both to attract Internet users to visit our websites and to attract advertisers and sponsors to place content on our websites.

   The market for Internet products and services, including those which we offer to Internet users, is highly competitive. We compete with other providers both to attract Internet users and to attract advertisers and sponsors. For example, we compete with search program services that allow a user to search the databases maintained by us and our competitors simultaneously. We also compete indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Our community-based websites, Tripod and Angelfire.com, compete with other community-based websites.

   Additional competition may come from a variety of companies that have begun to offer or have announced their intention to offer services similar to those currently offered by us. For example, many large media companies have developed or acquired Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may access the Internet, similar to the sites maintained by us and our competitors. These entities may be able to utilize their substantial financial resources and access to traditional media outlets to promote their competitive businesses and access a substantial user base. Additionally, companies with greater financial resources may acquire our competitors or may enter into joint ventures and/or licensing arrangements involving our competitors.

   A number of companies offering Internet products and services, including our direct competitors, recently have begun to integrate multiple features within their products and services, including search and retrieval features. For example, the Web browser offered by AOL/Netscape, which is a substantial source of users for us, may incorporate and promote information search and retrieval capabilities in future releases or upgrades. This integration of search and retrieval capabilities could make it more difficult for Internet viewers to find and to use our products and services.

   We also compete with traditional off-line media, including print and television, for a share of advertising budgets.

   If our competitors become more successful than us in attracting users, then our attractiveness to advertisers will be diminished. We believe that the principal competitive factors in attracting users include:

  .  name recognition;

  .  quality of content and commerce offerings;

  .  site performance;

  .  ease of use;

  .  features; and

  .  quality of support.

   We receive a majority of our revenue from selling advertising space on our websites and allowing third parties to provide sponsored services and placements on our websites under sponsorship agreements with us. There is intense competition based on price in the sale of advertising on the Internet, and we may not be able to compete successfully against our current or future competitors.

We may be subject to risks associated with e-commerce.

   We believe that the portion of our business dedicated to e-commerce will play a significant role in our future financial growth and development. In order to support our electronic commerce initiative, we must rely on our third party suppliers. The failure of our third party suppliers to provide quality service to users of our websites, to deliver to our users on a timely basis the products purchased on our websites, or to deliver satisfactory products may result in user dissatisfaction, which may, in turn, cause users to stop visiting our websites or using our services. In addition, to the extent that we are an intermediary in electronic commerce transactions, it is possible that users may involve us in claims associated with the sale of goods, including claims relating to product liability and consumer protection. In addition, we may suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer's payment for these orders has been authorized by the associated financial institution.

We are uncertain whether our products and services will be accepted by the market.

   The market for our products and services has only recently begun to develop and is rapidly evolving. An increasing number of market entrants have introduced or developed products and services for use on the Internet. Our market depends on the increased use of the Internet for information publication and distribution and for commerce. Additionally, this market depends on the development of the Internet as an advertising medium. Our future operating results will depend upon:

  .  the growth of Internet advertising and commerce markets;

  .  the successful implementation of our advertising programs; and

  . our ability to establish electronic commerce and licensing relationships and other strategic alliances.

   We cannot assure you that:

  . the Internet advertising or commerce market will develop as an attractive and sustainable medium;

  . we will achieve or sustain market acceptance of our products and services; or

  .  we will be able to execute our business plan successfully.

   As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are very uncertain. The Internet industry is young and has few proven products. In addition, the current Internet infrastructure may not effectively support the growth, if any, that may occur in the use of the Web. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising and electronic commerce) remain unresolved. These critical issues may impact the growth of the Internet, the placement of advertisements on the Internet or the growth of the Internet as a means of electronic commerce.

Our systems may fail to function or may not have adequate capacity, which could impair our ability to attract advertisers and users.

   The satisfactory performance, reliability and availability of our services and our network infrastructure are critical to attracting Internet users and maintaining relationships with business customers and consumers. System interruptions that result in the unavailability of sites or slower response times for consumers would reduce the number of advertisements purchased and reduce the attractiveness of our online services to business customers and consumers. Any increase in system interruptions or slower response times could adversely impact our ability to conduct our business. We have experienced system interruptions in the past, and interruptions are expected to occur from time to time in the future.

   We are dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide our products and services. Substantially all of our computer systems are located at the New Jersey, California and Massachusetts sites of Exodus Communications. A system failure at any of these locations may harm the performance of our products and services. This system and, as a result, our business, is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events.

   Any substantial increase in traffic on the Lycos Network or on any of our websites will require us to expand and adapt our network infrastructure. Our inability to add additional software and hardware to accommodate increased traffic on the Lycos Network or on any of our websites may cause unanticipated system disruptions and result in slower response times. In addition, we currently depend on a limited number of suppliers for certain key technologies used to roll out and manage the Lycos Network. We may not be able to expand our network infrastructure on a timely basis to meet increased demand and key technology suppliers may not continue to provide us with products and services that meet our requirements.

We must be able to adapt to technological change and to develop new products to remain competitive.

   The market for Internet products and services is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new competitive Internet products and services in the future. To be successful, we must continually improve the performance, features and reliability of our products and services. In addition, a key element of our business strategy is the development, introduction and integration of new products and services that take advantage of the increasing use of the Internet. We cannot assure you that we will be successful in developing or integrating these products or services or that they will meet with market acceptance. In addition, our new product releases may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence in our products and services and, consequently, viewer support, which will diminish the use of our products and services.

We face risks associated with brand development.

   We believe that establishing and maintaining the Lycos Network brand is crucial to the continued expansion and attraction of our Internet audience. We believe that the importance of brand recognition will increase in the future due to the growing number of Internet sites. Promotion and enhancement of the Lycos Network brand will depend largely on our ability to provide consistently high-quality products and services. The Lycos Network brand could be impaired if:

  .  we do not provide consistently high-quality products and services;

  . consumers do not believe that our products and services are of high quality;

  .  consumers do not use new products and services which we introduce; or

  .  our new business ventures are not favorably received by consumers.

The acquisitions and investments that we have made and may make in the future may not be successful and may create unanticipated problems for us.

   We have completed acquisitions of companies, technologies and assets that we believe complement our business. We may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices or to complete any desired acquisitions. In addition, we may not be able to successfully integrate any or all of the businesses we have recently acquired into our operations. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses and write-downs of acquired assets.

   Acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company. Our systems, procedures or controls may not be able to support increased operations resulting from acquisitions. Acquisitions also divert management's attention from other business concerns. We also encounter risks by entering markets in which we have little or no experience. Problems with an acquired business could impair our performance. We have, in general, made investments in companies involved in the development of technologies or services that we believe are complementary or related to our operations (including our investment in Fast). We may make investments of this type in the future. We have invested in companies that are in an early stage of development and may be expected to incur substantial losses. We cannot assure you that any investments in these companies will result in any return, nor can we provide any assurance as to the timing of any return.

We face risks associated with litigation.

   We are subject to several purported class action lawsuits. One of the complaints allege, among other claims, violations of the United States federal securities law through alleged misrepresentations relating to our agreement to enter into an announced and later terminated transaction with USA Networks and certain affiliated companies. Each complaint seeks an unspecified award of damages. We are also party to other lawsuits in the ordinary course of our business. An adverse outcome in, or a decision to settle, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of these lawsuits, see "Business--Legal Proceedings."

We face risks associated with international expansion.

   International sales, primarily from licensing our products and services, accounted for less than 10% of our revenues for the fiscal year ended July 31, 1999 and the fiscal quarter ended October 31, 1999. As part of our business strategy, we have entered into joint ventures in Europe, Japan, South Korea and Asia. We recently launched localized sites in South and Central America.

   We believe international expansion is important to our ability to continue to grow and to market our products and services. In marketing our products and services internationally, however, we will face new competitors. In addition, our ability to enter international markets will be dependent upon our ability to create localized versions of our products and services. Furthermore, to the extent our various international operations are conducted through joint ventures, our success will also depend to a significant extent on the performance of our joint venture partners who generally are responsible for day-to-day operations. We cannot assure you that we will be successful in creating localized versions of our products and services, marketing or distributing our products abroad, or that, if we are successful, our international revenues will be adequate to offset the expense of establishing and maintaining international operations. To date, we have limited experience in marketing and distributing our products internationally.

   There are difficulties and risks inherent in doing business on an international level, such as:

  . compliance with regulatory requirements and changes in those requirements;

  .  trade barriers;

  .  uncertainty regarding protection of intellectual property rights;

  .  difficulties in staffing and managing international operations;

  .  longer payment cycles;

  .  problems in collecting accounts receivable;

  .  political instability;

  .  fluctuations in currency exchange rates; and

  .  potentially adverse tax consequences.

If one or more of these factors were to occur, our business and operating results may suffer.

We are dependent on intellectual property and our methods of protecting our intellectual property may not be adequate.

   Our success depends significantly upon our proprietary technology. We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants and partners. We have registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. In addition, Carnegie Mellon University has licensed a patent issued in the United States relating to our search and indexing technology to us on a perpetual basis. Other parties may challenge this patent. If challenges are brought, the patent may be invalidated. Also, we cannot assure you that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not impair our ability to do business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. Additionally, our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights.

We may become involved in intellectual property litigation which could impair our ability to conduct our business.

   There has been substantial litigation in the computer industry regarding intellectual property rights. We may become involved in claims and counterclaims with third parties regarding infringement with respect to current or future products or trademarks or other proprietary rights. Any infringement or other claims or counterclaims could impair our business because they could:

  .  be time-consuming;

  .  result in costly litigation;

  .  divert management's attention;

  .  cause product release delays; or

  . require us to redesign our products or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, or at all.

We are subject to concerns regarding privacy of personal information about users of our products and services.

   We maintain a privacy policy which is displayed on each of our websites. Our policy is not to disclose willfully any individually identifiable information about any user of our products or services to a third party without the user's consent. This policy and user choices regarding the dissemination of personal information collected on our websites, which may include personal identification information, demographic profile data, user preferences and website behavioral data, are accessible to users of our personalized services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate users' personal information, we could be subject to liability claims. These could include claims for unauthorized purchases, impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for example for unauthorized marketing purposes. In addition, the Federal Trade Commission and several states have been investigating some Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.

We may face potential government regulations and legal uncertainties which may impair our business.

   We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to issues such as the protection of databases, user privacy, pricing and characteristics and quality of products and services. For example, as of April 2000, our LycosZone for Kids website will be subject to federal regulation regarding child privacy. The adoption of laws or regulations may decrease the growth of the Internet. This decrease could in turn decrease the demand for our services and products or increase our costs of doing business. Currently, with the acquisition of Gamesville.com, we offer Lycos Network users a form of online interactive gaming which includes various games where users compete without financial consideration for cash prizes. To the extent these gaming activities become subject to future regulation, this regulation could substantially restrict the online gaming activities we offer.

   Due to the global nature of the Internet, it is possible that, although transmission of our services originates from operations centers in New Jersey, California and Massachusetts, the governments of other states and foreign countries may attempt to regulate our transmissions or to prosecute us for violations of their laws. Violations of local laws may be alleged or charged by state or foreign governments. We may unintentionally violate these laws and these laws may be modified, or new laws enacted, in the future. It is also possible that states or foreign countries may seek to impose sales taxes on out-of-state companies that engage in commerce over the Internet. In the event that states or foreign countries succeed in imposing sales or other taxes on Internet commerce, the growth of the use of the Internet for commerce could slow substantially.

We may be liable for information retrieved from the Internet.

   Because material may be downloaded from Internet services operated or facilitated by us and be subsequently distributed to others, it is possible that claims will be made against us on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of these materials. We could be held liable for information contained on the Lycos Network which we have not generated or compiled. These claims could be based on us providing access to obscene, lascivious, inaccurate, or indecent information. Although we carry general liability insurance, our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all types of liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could impair our business. In addition, our provision of access to Internet content or advertisements on the Lycos Network that users may find objectionable could harm our reputation and reduce the value of our brand.

We may not be able to manage effectively the potential growth of our businesses.

   Our businesses have grown rapidly in recent periods. The growth of these businesses has resulted, and, for us, is expected to result in growth in employee levels, in the establishment of new offices and in increased responsibility for both existing and new management personnel. In addition, this growth has and will put additional pressure on existing operational, financial and management information systems. To the extent we continue to grow and do not manage this expansion successfully, we may be unsuccessful in executing our strategy and operating our business.

We are dependent upon key senior management.

   Our success depends to a significant degree upon the contributions of our executive management team. The loss of the services of members of our executive management team could adversely impact our business.

We must hire and retain skilled personnel to be successful.

   Our success depends upon our ability to attract and retain highly qualified management, technical and sales and marketing personnel. The process of locating and hiring personnel with the combination of skills and attributes required to carry out our strategy is often lengthy and intensely competitive. The loss of the services of key personnel or the inability to attract additional qualified personnel could adversely impact our business.

Our systems may experience difficulties related to Year 2000 computer problems.

   The codes of many currently installed computer systems and software products accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. Many companies' software and computer systems, including ours and the companies we depend on, may need to be upgraded or replaced so that they will be able to distinguish 21st century dates from 20th century dates in order to comply with Year 2000 requirements and therefore be Year 2000 compliant. At and since January 1, 2000, Year 2000 problems have not been significant and wide-spread computer failures have not materialized. Year 2000 problems could still occur after January 1, 2000.

   To the extent that we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or the Year 2000 phenomenon creates a systemic failure beyond our control, like a prolonged telecommunications or electrical failure or a prolonged failure of third-party software on which we rely, we could be prevented from operating our business and permitting users access to our websites.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include statements about our plans, objectives, products and services as well as our expectations and intentions. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by any forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   Lycos will not receive any of the proceeds from the sale of these shares of common stock. All proceeds from the sale of these shares of common stock will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

   The following table sets forth, as of the date of this prospectus, the name of the Selling Stockholders, the number of shares that the Selling Stockholders own as of such date, the number of shares owned by the Selling Stockholders that may be offered for sale from time to time by this prospectus, and the number of shares to be held by the Selling Stockholders assuming the sale of all of the shares offered hereby.

                               Shares Beneficially   Shares Beneficially
                                  Owned Prior To      Owned If All Shares
                               Offering And Being      Being Registered
                                 Registered For         Hereunder Are
                                   Sale(1)(2)           Sold(1)(2)(3)
                               --------------------------------------------
Selling Stockholder             Number      Percent   Number      Percent
-------------------            ----------- -------------------   ----------
Chris Williams...............      103,527      *         0            0
J. Scott Benson..............       94,971      *         0            0
Leigh Turner.................       94,971      *         0            0
Anthony Antonuccio...........       69,645      *         0            0
Rich Levandov................       33,880      *         0            0
Jerry Miller.................       25,325      *         0            0
Alan J. Dworsky..............       18,862      *         0            0
Siegmar Schmidt..............       17,112      *         0            0
Doug Core....................       12,662      *         0            0
Chris Fortier................        9,497      *         0            0
Tom Walker...................        8,555      *         0            0
Edward Lee Perry Rev. Trust..        6,331      *         0            0
Osprey Venture Capital
 Partnership.................        6,331      *         0            0
Walter Burrage...............        6,331      *         0            0
One + Co.....................        6,287      *         0            0
David R. Clark Rev. Trust....        3,798      *         0            0
Jonathan Clark Rev. Trust....        3,798      *         0            0
Kitty Clark Rev. Trust.......        3,798      *         0            0
Jonathan Piper...............        3,798      *         0            0
Greg Erman...................        3,165      *         0            0
Ted Weiss....................        3,165      *         0            0
Helen D. Burrage.............        2,374      *         0            0
Frank Strasburger............        2,330      *         0            0
Alyssa Alden Burrage Min.
 Trust.......................        2,215      *         0            0
Amanda Bancroft Burrage Min.
 Trust.......................        2,215      *         0            0
Christopher Lincoln Burrage
 Min. Trust..................        2,215      *         0            0
Katherine Swan Burrage Min.
 Trust.......................        2,215      *         0            0
Susannah Derby Burrage Min.
 Trust.......................        2,215      *         0            0
Walter Meigs.................        1,899      *         0            0
Patricia Riley...............        1,899      *         0            0
Gabriella Haroutunian........        1,582      *         0            0
Jerome C. Hunsaker...........        1,582      *         0            0
Patricia Riley Rev. Trust....        1,539
Mark Staton..................        1,187      *         0            0
Ann-Marie Sweeney............        1,978      *         0            0
Rich Cohen...................          791      *         0            0
  TOTAL......................      564,045      *         0            0

--------
 *  Less than 1.0%.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.
(2) Includes an aggregate of 112,806 shares of common stock beneficially owned by the Selling Stockholders that have been deposited into an escrow account pursuant to the Preferred Stock Purchase and Option Agreement dated as of December 31, 1998 and amended as of January 3, 2000 by and among Lycos, Valent and the other signatories thereto (the "Purchase and Option Agreement"), the Agreement and Plan of Merger dated February 2, 2000 by and among Lycos, Valent, Valent Acquisition Corp. and the Selling Stockholders and the Escrow Agreement dated as of February 2, 2000 by and among Lycos, State Street Bank and Trust Company and the representative of the Selling Stockholders, to secure indemnity claims pursuant to the Purchase and Option Agreement . The escrowed shares will be fully released from the escrow on February 3, 2001, to the extent that no claims have been made by Lycos against the escrowed shares prior to that date. State Street Bank and Trust Company, the escrow agent, may, under certain limited circumstances, sell the escrowed shares on or prior to February 2, 2001 for expenses. Also includes 97,726 shares beneficially owned by Antonuccio, Miller, Turner and Williams pledged to Lycos by those persons pursuant to their employment agreements with Lycos to secure their obligations to Lycos under those agreements. The pledged shares will be fully released by Lycos on February 3, 2001, to the extent that no claims have been made against Antonuccio, Miller, Turner or Williams by Lycos prior to that date.
(3) Assumes that the Selling Stockholders will sell all the shares set forth above under "Shares Beneficially Owned Prior to Offering and Being Registered for Sale." There can be no assurance that the Selling Stockholders will sell all or any of the shares offered hereunder.

                              PLAN OF DISTRIBUTION

   The shares of common stock covered by this prospectus may be offered and sold from time to time by the Selling Stockholders, including donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. Each of the Selling Stockholders will act independently of Lycos in making decisions with respect to the timing, manner and size of any sale. Each of the Selling Stockholders may sell the shares on The Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, each of the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Lycos common stock in the course of hedging the positions they assume with such Selling Stockholder. Each of the Selling Stockholders may also sell Lycos common stock short and redeliver the shares to close out such short positions. Each of the Selling Stockholders also may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered hereby, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Each of the Selling Stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may affect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

   In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Lycos will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

   In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

   Lycos has advised each of the Selling Stockholders that the anti-manipulation rules of Regulation M under the Securities and Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholders and their respective affiliates. In addition, Lycos will make copies of this prospectus available to each of the Selling Stockholders and has informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares. Each of the Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

   At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any dealer or agent, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. We cannot assure you that the Selling Stockholders will sell all or any of the shares.

   Lycos has agreed with each of the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier to occur of (i) the sale of all the shares covered by this prospectus and (ii) February 2, 2001. Lycos intends to de-register any of the shares not sold by any Selling Stockholder.

                                    BUSINESS

Overview

   Lycos is a global media company operating one of the Internet's leading networks of separately branded websites. The Lycos Network is one of the most visited online destinations in the world, reaching nearly one out of every two U.S. Internet users in November 1999. According to a 1999 Media Metrix report, our network of branded websites contained four of the twenty most visited U.S. destinations on the Web. The Lycos Network enables users to quickly access and retrieve information, communicate with other Internet users, easily establish online communities and engage in commerce. Our popular websites provide a broad offering of integrated content and services, attracting users into the Lycos Network through multiple points of entry and creating a large and diverse audience. During November 1999, we generated more than 2.5 billion page views and, according to Media Metrix, reached more than 29 million unique users.

   The Lycos Network provides an attractive medium for advertisers, who can tailor their offerings to reach our large and diverse audience by advertising across the Lycos Network or toward narrower demographic segments by advertising in a specific site or content area. The Lycos Network has attracted a wide variety of advertisers, including Dell, Intel, Motorola, Johnson & Johnson, Macy's, OfficeMax and Sears. Our large audience and distinctly branded sites also appeal to large and small e-commerce merchants. We facilitate e-commerce in two key ways. First, we integrate the product and service offerings from merchant partners such as barnesandnoble.com directly into our search, navigation and content offerings. Second, through our recently established LYCOShop, we offer an online shopping marketplace that enables users to easily purchase a broad variety of goods and services without leaving our sites.

   We use our recognized brands and Internet operating expertise to create appealing country-specific content and service offerings for Internet users around the world, either independently or through joint ventures with local media and technology companies. We currently offer country-specific versions of our Lycos search and navigation service and other selected network services in Argentina, Belgium, Brazil, Chile, Denmark, France, Germany, Ireland, Italy, Japan, Mexico, The Netherlands, Norway, Peru, Singapore, South Korea, Spain, Sweden, Switzerland, the United Kingdom and Venezuela. Through the expansion of the Lycos products and services into these markets, we believe we have established our position as a global Internet leader.

The Lycos Network

   The Lycos Network attracts a broad demographic base of Internet users through independently branded websites, each of which seeks to address different interests and needs. Although users typically access the Lycos Network for specific content through one of our separately branded sites, they are encouraged to remain in the Lycos Network by the breadth of our offerings and the easy navigation amongst our sites. The Lycos Network is primarily composed of the following websites:

     lycos.com--a comprehensive portal which offers search and directory accompanied by deep vertical content.

     hotbot.com--a sophisticated search service that provides users the ability to perform advanced Web searches.

     tripod.com--a personal publishing community, featuring quality user-generated content created through easy to use homepage building tools for beginners and experienced users.

     angelfire.com--a personal publishing community, similar to Tripod, but with a focus on a younger age group.

     whowhere.com--a home address, e-mail address and telephone number directory that assists users in locating individuals worldwide.

     mailcity.com--a Web-based e-mail service that offers users a personalized e-mail account accessible from any computer with an Internet connection.

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     quote.com--a broad-based financial site that provides financial market data such as stock and mutual fund quotes, news and research.

     sonique.com--a website featuring our proprietary music player, which allows our users to download and listen to various audio formats.

     gamesville.com--an interactive gaming site featuring virtual card games, trivia quizzes and traditional games such as bingo.

     Wired News--located at Wired.com--a daily news service offering reporting and analysis of technology trends.

     LYCOShop--located at Shop.Lycos.com--an online consumer marketplace offering products from over 2,000 retailers.

   We encourage users to remain within the Lycos Network through the use of links, promotions, shared content and banner advertisements that feature other Lycos properties. For example, when a user conducts a search using the Lycos.com search service, we offer the user the opportunity to perform the same search using our HotBot service with one click. Through integration and cross-promotion of the Lycos Network of websites, we intend to increase the frequency and length of user visits.

   We believe that our network strategy enables Lycos to appeal to a large and an increasingly diverse Internet audience. As a result, the Lycos Network provides an attractive medium for advertisers who seek to perform broad or targeted advertising as well as for online merchants. Between January 1998, the month before Lycos formally launched its network strategy with its acquisition of Tripod, and November 1999, Lycos' reach in the U.S. grew from approximately 14% of home users and 22% of users at work to approximately 45% of total U.S. online users, according to Media Metrix.

Strategy

   Our objective is to be the most visited and utilized global online destination. The essential elements of our strategy include:

  . Expand the Reach of the Lycos Network. We intend to continue to increase the number of users of the Lycos Network through partnerships and alliances, the expansion of existing and addition of new brands, and by providing enhanced content and services to our users. We will continue to enter into agreements to provide direct access to our products and services through computer hardware and software companies, such as IBM, Internet service providers (ISPs), such as Juno, and providers of wireless and broadband Internet access, such as Ericsson and RCN. We seek to aggressively extend the recognition of the Lycos brand through online and off-line advertising and promotional campaigns in order to broaden the recognition of the various brands comprising the Lycos Network. We will also continue to enhance and expand the breadth and scope of our content, products and services to ensure that the Lycos Network provides appealing content to attract and retain users.

  . Increase the Frequency and Duration of User Visits to the Lycos
    Network. We believe that we can increase the frequency and duration of our users' visits to the Lycos Network by continually expanding the content, features and functionality of our product offering. We provide content and services through a variety of brands across the Lycos Network in an easy to navigate format that enhances the user experience and extends the duration of a user's visit to our sites. Throughout the Lycos Network, we promote our sites through the use of links, shared content and banner advertisements, making it easier for users to access additional content, functions and features while remaining within the Lycos Network.

  . Continue to Provide Comprehensive Advertising Solutions. We believe that our multi-brand strategy segments our user demographics more effectively than a single brand strategy and provides an attractive platform for measurable, targeted, cost-effective online advertising. Not only do we provide advertisers with the ability to target our large and diverse user base through network-wide advertising, but

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   advertisers can purchase site-based advertising on the individual network sites, thus targeting the demographic group that is specific to that site. We also assist our advertisers in developing innovative ways to reach their target audiences online. We design and offer customized packages that include the ability to change advertisements quickly and frequently; to link a search advertisement to a specific term or topic; to target advertisements based on demographics, geographic location and topical categories; and to track daily usage and other information.

  . Provide a Compelling E-Commerce Platform. We believe that we are well positioned to take advantage of the expected growth in the purchase of goods and services through the Internet. We integrate product and service offerings from merchant partners directly into our search, directory and community offerings on a topical basis. For example, through our arrangement with barnesandnoble.com, a user who conducts a search on a particular topic is presented with a link to the barnesandnoble.com website which contains a list of books on the topic. In addition, LYCOShop provides buyers and sellers with a seamless e-commerce experience, incorporating products from over 2,000 retailers as well as auctions and classified ads.

  . Expand the Global Presence of the Lycos Network. The number of Internet users outside of the U.S. is projected to grow rapidly over the next several years. In order to take advantage of this growth, we have extended the Lycos products and services to countries in Europe and Asia by creating joint ventures with prominent local media and technology companies. These joint ventures allow us to reduce the costs and launch time associated with global expansion as well as leverage our operational and brand strengths and the promotional, marketing and sales strengths of our partners. We have also recently expanded our presence to include Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela. We expect to launch additional sites in Asia, Europe and Latin America during calendar year 2000.

Products and Services

   Lycos offers a comprehensive suite of online products and services. Our principal offerings are described below.

Premier Navigation Functionality

   Lycos offers our users the ability to quickly and easily find and access text, audio, video and other rich media content on the Web. Lycos' primary navigation products include:

     Search. We offer two general search services-HotBot and Lycos Search. HotBot is designed for a sophisticated user while Lycos Search appeals to a mainstream user. Since many users enter the Internet through search services, Lycos and HotBot generate a significant portion of the Lycos Network traffic. HotBot has received many industry awards for its search service, including "Best Search Engine" by US News & World Report (November
  1999) and "Editor's Choice Search Engine (1999)" by PC Magazine. In addition, in December 1999 HotBot was selected as the favorite search service of Internet users surveyed by the Wall Street Journal. We also offer our users Lycos Rich Media Search, which enables them to find, download and listen to various music, audio and video formats (such as MP3).

     Guides and Directories. Lycos provides its users with an easy-to-use framework to efficiently explore the Internet through a series of guides and directories. Lycos' topic-based WebGuides provide categorized areas of interest that enable users to browse through related information. In an alliance with AOL, we also offer a version of the Open Directory which is a collection of websites organized by volunteer editors who have significant interest and expertise in the topics to which they contribute. The Open Directory compiles highly relevant links in an easy to navigate database.

     Reference Services. Lycos provides a suite of products for its users to locate other individuals, businesses, products and places. WhoWhere?, a home address, e-mail address and telephone number directory, assists users in locating individuals worldwide. Other principal reference services offered by

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  Lycos include a yellow pages product, which allows users to locate businesses throughout the United States by searching according to category, business name, business address or keyword; Lycos Classifieds, which gives users a convenient way to find where to buy and sell goods and services online; and Lycos RoadMaps, which allows users to obtain driving directions and maps to virtually any street address in the United States.

Content and Information Resources

   Lycos provides a variety of content offerings throughout the Lycos Network, such as:

     Games. We recently acquired Gamesville.com, one of the leading online gaming sites, that is now the featured product offering on the Lycos Games WebGuide. According to Media Metrix, in November 1999, the Gamesville.com site ranked third among the top 500 U.S. websites in average usage at approximately 15 minutes per day. The Gamesville.com offering supplements our existing menu of games which includes various board, card and other traditional games. Gamesville.com offers users the opportunity to win cash and other prizes competing in virtual card games, trivia quizzes and other traditional games, such as bingo. There is no fee for playing these games, and no money is wagered.

     Music. Lycos has created a comprehensive group of products in the music category, under the brand Lycos Music (music.lycos.com). These products include an MP3 search engine, a 35 channel radio network broadcast over the Internet, a catalog of sound files created by independent bands, and news and information from Rolling Stone and Billboard magazines. We have augmented these products with other relevant offerings, such as free homepages on which artists can publish their songs and fans can publish fanpages, and our Sonique music player, which allows users to download and listen to various music and audio formats.

     Personal Finance. Lycos recently acquired Quote.com, a leading personal finance content site. Lycos provides users with finance and investing tools through both its Quote.com site and through Lycos Investing (lycos.investing.com). Quote.com and Lycos Investing provide users with stock quotes, charts, news, research and analysis, as well as the ability to create and maintain information on a personal portfolio of stocks, all without charge. In addition, Quote.com offers users fee-based premium services, including streaming real time stock quotes.

     Kids. LycosZone (lycos.zone.com) provides a unique collection of products, content and services for children. We believe LycosZone has rapidly become one of the most popular websites targeted to children. The offerings include age-specific games, educational tools and special sections for parents and teachers. LycosZone provides links to a large number of national and local educational and information resources geared to children of all ages. LycosZone users are protected by our proprietary SearchGuard online filter, which aims to block out potentially inappropriate content.

     Technology. Lycos offers daily, in-depth news and analysis of the technology industry and its impact on business, culture and politics through our Wired News and HotWired (hotwired.lycos.com) services. These services keep users informed on the latest developments and trends across a broad range of technology topics. In addition, our Webmonkey
  (webmonkey.com) offering provides a wide array of tutorials on Web technology for both amateur and professional Website developers.

     Health. In collaboration with Healtheon/WebMD, Lycos Health WebGuide (webmd.lycos.com) provides a comprehensive health resource. This WebGuide provides medical reference tools and a full-range of information about healthy living, including medical news, health tips, chats with medical experts and specialized communities to help users stay informed about various health issues.

Personalization

   Through MyLycos, we provide users with the opportunity to personalize their Lycos experience. MyLycos delivers a personalized version of the Lycos service, including features such as news, weather, stock quotes,

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sports scores, horoscopes, lottery results, local television listings and website reviews, all tailored by each individual to his or her preferences. We believe MyLycos provides a value-added service to our users that increases their overall use and duration of visits to the Lycos Network.

Online Community Products

   Lycos provides a number of services to allow its users to create and actively manage communities around topics that interest them. Lycos believes that users who become involved with Lycos online community products and services are more likely to return to those sites in the future. Consequently, Lycos seeks to develop an active, loyal user base by building significant community features into the Lycos Network through the following online products:

     Personal Publishing. Through its Angelfire and Tripod services, which together comprise one of the Web's largest online communities, Lycos offers users the online publishing tools necessary to create and publish their own personal homepages. The simplest pages can be created and published in minutes, yet the tools provided allow a user, without any programming skills, to create a "professional-looking" site that incorporates photos, images, graphics, audio and video files, and a guestbook. Through what are commonly known as "affiliate programs", users also can create links to e-commerce sites and earn credit towards purchases by referring visitors to those e-commerce sites.

     Clubs. Lycos Clubs (clubs.lycos.com) offers users the ability to create their own topic-based clubs enhanced by features such as instant messaging, e-mail, paging, chat and photo albums that are seamlessly integrated into each club. Instead of leaving a club to use these features, club members can instantly communicate from within the club. A creator of a club can open the club to the general public or can restrict access to a particular group of users by requiring a password.

     E-mail/Instant Messaging. Through our MailCity product, Lycos offers users a free, personalized Web-based e-mail account which can be accessed from any computer with an Internet connection. Since MailCity users do not need to change their e-mail addresses when they move or change Internet service providers, the same e-mail address can be used indefinitely. In addition, in an alliance with AOL, we launched the Lycos Instant Messenger service (messenger.lycos.com), enabling Lycos users to communicate instantly with each other and with AOL members.

     Chat and Bulletin Boards. Lycos offers users the opportunity to participate in online chat sessions, in which users can interact, in real time, with multiple users from all over the world. Lycos Chat
  (chat.lycos.com) regularly features hosted chats with celebrities and experts on topics of interest to Lycos users. Lycos Bulletin Board (boards.lycos.com) allows users to post messages to existing message threads or create a new thread by posting a message on a topic or topics of the user's choice.

Advertising Revenue

   According to Forrester Research, worldwide online advertising revenue is expected to grow from $3.3 billion in 1999 to $33.1 billion in 2004. The large and diverse audience reach of the Lycos Network, combined with our ability to segment and target that audience, provides advertisers with an attractive platform to promote their goods and services. The wide variety of content and services available on the Lycos Network enables advertisers to focus their promotional efforts on the Lycos Network sites most relevant to their product or service offerings. Lycos advises customers on advertisement placement and design, enabling them to develop and monitor their advertisements for effectiveness. To facilitate these services, Lycos provides advertisers with online reports showing impressions (an impression is a one-on-one view of an advertisement by the end user) and the number of times users "click through" an advertisement to visit the advertiser's site.

   We generate advertising revenue primarily by placing banner advertisements and sponsorship links on the Web pages that are displayed on the Lycos Network. From each advertisement, a viewer can link directly to the

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advertiser's website, thus affording the advertiser the opportunity to interact directly with a potential customer. Our advertising contracts generally have a term of one to twelve months. Advertising contracts are sold primarily as:

  . a site-based or network-based contract under which a customer is guaranteed a number of impressions placed throughout a particular site or the entire Lycos Network; or

  . contracts targeted to a particular audience or user, either in connection with one of our topical WebGuides or in connection with specified word searches (for example, when "automobile" is searched, an automotive or car manufacturer advertisement appears).

   We employ a direct sales force to address the new and evolving requirements of the Internet advertising market. We have hired the majority of our sales force from the advertising industry because we believe that an experienced sales force is critical to initiate and maintain relationships with advertisers and advertising agencies. Lycos employs advertising sales personnel in Atlanta, Boston, Chicago, Dallas, Los Angeles, New York, Miami, Philadelphia and San Francisco.

Electronic Commerce Revenue

   International Data Corporation estimates that revenues from e-commerce will grow from $50.4 billion in 1998 to $1.3 trillion in 2003. According to a 1999 study by CBS Marketwatch, 78% of all online users search and navigate the Web for product and service information while 36% of all online users search and navigate the Web with a specific intent to buy. With the Lycos Network reaching nearly one out of two U.S. Internet users in November 1999, Lycos represents an attractive e-commerce platform. Lycos provides opportunities for our users to purchase products and services throughout the Lycos Network both by integrating commerce opportunities into contextually relevant placements on the Lycos Network sites and through our online marketplace, LYCOShop.

Lycos Network E-Commerce Activities

   We believe that integrating e-commerce opportunities into the Lycos Network search and navigation services provides an easy and useful shopping experience for our users. Specifically, we integrate the opportunity to purchase related products and services into the results of commerce-related searches performed by our users. In addition, we provide certain merchant partners with prominent positioning for their product or service offering in appropriate sites within the Lycos Network. In return, Lycos generally receives a fixed fee and a share of the related e-commerce revenue.

   Our e-commerce agreements typically have one to three year terms. In some instances, we have entered into exclusive sponsorship arrangements for certain commercial categories. Our e-commerce relationships include agreements with the following companies:

     AT&T--provides Lycos users with an ability to purchase telecommunication services over the Internet.

     barnesandnoble.com--provides Lycos users with the opportunity to purchase books throughout the Lycos Network.

     First USA Bank--provides Lycos users with a wide range of online banking products through its WingspanBank.com online bank.

     Fleet Credit Card Services--provides Lycos users with a Lycos branded credit card.

LYCOShop

   In October 1999, we launched LYCOShop, an online marketplace offering thousands of products and services from over 2,000 brand name retailers and small specialty stores, including: Eddie Bauer; FogDog

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Sports; REI; and The Gap. In addition to online retailing, LYCOShop provides our participating merchants and users with the ability to conduct online auctions and list classified advertisements for products and services. LYCOShop provides its users with valuable services, including product reviews and search, navigation and community at each stage in the buying cycle so that shoppers can research their buying options, discuss products and services with other consumers and compare product and price features prior to making a purchase. LYCOShop also provides shoppers the convenience of a "universal shopping cart" which allows shoppers to purchase items from more than one merchant within LYCOShop without having to re-register their personal information (such as credit card and delivery information) with each merchant. LYCOShop provides telephonic customer support to augment online support and provides users with a rewards program to increase customer loyalty. During the holiday season in 1999 (Thanksgiving to Christmas), the number of unique users on LYCOShop was 450 percent greater than our shopping traffic during the same period in 1998.

   For participating merchants, LYCOShop features a sophisticated store-building product that permits large and small retailers to create and maintain online stores, accept credit card purchases, track sales, and also sell their products through auctions and classifieds. Lycos generates revenue from LYCOShop through merchant site hosting fees, slotting fees and by charging merchants a percentage of each transaction's value. Our participating merchants provide fulfillment and distribution services for LYCOShop.

Acquisitions and Strategic Alliances

   We pursue acquisitions and alliances with strategic partners in order to increase the number of visitors to the Lycos Network, the frequency with which our users visit the Lycos Network and the amount of time they spend on the Lycos Network each visit.

Recent Acquisitions

   We have continued to expand our product and service offerings and audience reach by acquiring businesses, technologies, content and services. Since February 1998, we have completed eight acquisitions, including the following acquisitions which we completed in December 1999:

  . Quote.com. Quote.com provides information, tools and trading capabilities to independent investors, including financial news, stock quotes and research. Among the tools offered on the Quote.com website are "QCharts", a Windows-based real-time market analysis and transaction tool that gives users the ability to set up their own "trading workstation" by enabling them to open multiple charts and portfolio sheets all updating automatically in one window of their computer screen. Quote.com significantly enhances Lycos' financial content offering and provides Lycos with high-quality products, content and functions in a widely used area within the Lycos Network.

  . Gamesville.com. Gamesville.com is a leading interactive entertainment community where members compete for prizes by playing multi-player real-time games. The Gamesville.com acquisition complements Lycos' strategic goal of keeping users in the Lycos Network for longer periods of time. Additionally, because of the information that Gamesville.com's users permit us to access through the registration process, Gamesville.com delivers state-of-the-art, 1-to-1 targeted database marketing solutions to brand name advertisers.

   We continuously identify and evaluate potential acquisition candidates and in many cases engage in discussions and negotiations regarding potential acquisitions. We currently have no agreements with respect to any proposed acquisitions.

Strategic Alliances

   To increase traffic to the Lycos Network, enhance the functionality of our products and services and extend the Lycos brand, we seek to enter into strategic relationships with business partners who offer content,

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distribution and technology capabilities as well as marketing and cross-
promotional opportunities. To date, we have more than 250 alliances with a variety of companies. Examples of our strategic alliances include:

Content

     Healtheon/WebMD--Through our agreement with Healtheon/WebMD, we provide our users a comprehensive suite of health-related information. This information has been incorporated within the existing Lycos Network websites and is co-branded with Healtheon/WebMD.

     Rolling Stone--We have an agreement that allows us to incorporate content from Rolling Stone, including artist reviews, into Lycos Music. This content is co-branded, with both the Rolling Stone and Lycos brands prominently featured.

     Preview Travel--Preview Travel provides us with travel-related content that is displayed on a co-branded version of the Preview Travel site, which is linked to contextually relevant pages on the Lycos Network. This content includes a "fare finder" and other information about travel deals, travel news headlines and destination guides by location. Lycos users can complete all of their travel plans through this co-branded Preview Travel site.

Distribution

   Computer Manufacturers and Software Developers--Lycos' products and services are a default offering on software such as IBM's Lotus Notes, and hardware such as IBM's Aptiva and Thinkpad computers.

   Internet Service Providers (ISPs)--We have agreements with a number of ISPs, including Juno and RCN, under which Lycos is a default offering on their homepages.

   AOL/Netscape--Lycos has been designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser. AOL/Netscape will commit search exposures during the term of the Netscape Agreement to Lycos' search services in exchange for a per-impression payment by Lycos based on the actual number of exposures delivered to Lycos by AOL/Netscape.

Technology

   Fidelity--Under our agreement with Fidelity, we provide personalization technology for their PowerStreet online trading initiative. In return, we receive prominent mention in PowerStreet advertising and sponsorship by Fidelity of our Quote.com website.

   Fast Search & Transfer--We have an agreement with Fast Search and Transfer that allows us access to their state-of-the-art MP3 music search technology. We have incorporated this technology with our existing music content to provide our users with the ability to find, listen to and discuss music. We have recently entered into an agreement to invest in Fast Search & Transfer which closed in January 2000.

   LYCOShop--We have entered into agreements with a number of companies, including Open Market, Verio, Fairmarket, Frictionless Commerce, NetPerceptions, ePinions and NetCentives, to use their underlying technology for our LYCOShop e-commerce initiative. These technologies enable store building, transaction processing, auctions, value-based comparisons, a recommendation engine, product reviews and the Lycos Rewards program. Our partners typically receive a commission from us on LYCOShop sales in exchange for use of their technology.

   Ericsson--We are currently developing, in conjunction with Ericsson, wireless.lycos.com, a website that will enable subscribers to view content through Short Message Service and Wireless Access Protocol cellular phones. This service will be co-marketed with Ericsson to wireless carriers with the goal of making it the default offering for mobile users by offering personalized services such as stock quotes, news and messaging capabilities.

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Strategic Investments

   Lycos has made direct strategic investments or received warrants in privately-held Internet services companies whose products are integrated into the Lycos Network. The companies in which we have made investments include:

  . FairMarket, a provider of auctions to business merchants and Web communities;

  . Bidder's Edge, a provider of tools and services that enable online auction users to easily and automatically find similar items from multiple online auctions;

  . Frictionless Commerce, a developer of comparison shopping technologies that take into account options such as price, product features, brand reputation and delivery time;

  . iCOMS, a provider of engineering, operational and merchant support for e-commerce services; and

  . Fast Search & Transfer ASA, a provider of state-of-the-art MP3 music search technology..

   We have also made investments in Mail.com (which completed its initial public offering in June 1999), PlanetAll (which was acquired by Amazon.com in August 1998) and Wit Capital (which completed its initial public offering in June 1999).

International Expansion

   We believe the international markets will be a significant part of the Internet base in the future. According to International Data Corporation, Internet users outside the U.S. will increase from 79.4 million in 1998 to
325.5 million in 2003, a compound annual growth rate of approximately 33%. We often seek to broaden our offerings of localized versions of our products and services to users outside the United States by partnering with prominent local media and technology companies. These arrangements are designed to leverage our brands, technology and Internet operating expertise with their promotional, marketing and sales strengths with the goal of reducing the time to market and costs associated with our global expansion. In addition, our partners provide local expertise and infrastructure, localized content and financing.

   We have established our position as a global Internet leader. We currently offer 50 localized sites in 22 countries, primarily consisting of localized versions of the Lycos search and navigation service, the Tripod community service and the MailCity e-mail service. By creating sites in native languages with local content and partnering with prominent local companies, we believe that we can improve the experience for Internet users in their own countries.

   Our current international operations are:

     Lycos Europe. In May 1997, we entered into a joint venture agreement with Bertelsmann Internet Services to create localized versions of the Lycos search and navigation service and the Tripod community site throughout Europe. This joint venture, named Lycos Bertelsmann GmbH & Co. KG, is owned 50% by Lycos and 50% by Bertelsmann Internet Group. Lycos Bertelsmann currently operates localized versions of the Lycos.com and Tripod sites in Belgium, Denmark, France, Germany, Ireland, Italy,
  The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom.

     Lycos Japan. In March 1998, we established Lycos Japan KK as the basis for a joint venture to promote and operate a Japanese version of the Tripod and MailCity websites. Our joint venture partners are Sumitomo Corporation, one of the largest companies in Japan, Internet Initiative Japan, one of Japan's largest Internet service providers, and Kadokawa, a major Japanese publisher. Lycos beneficially owns approximately 45% of the joint venture.

     Lycos Korea. In March 1999, we established Lycos Korea to promote localized versions of the Lycos and Tripod websites. Our joint venture partner is Mirae Corporation, a prominent South Korean high-technology company. Lycos and Mirae each own 50% of the joint venture.

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     Lycos Asia. In September 1999, we established Lycos Asia to promote localized versions of the Lycos and Tripod websites in more than 10 countries in Asia, including Singapore, China, Taiwan, Hong Kong, India and Malaysia. Our joint venture partner is Singapore Telecommunications, and we each own 50% of the joint venture. Lycos Singapore was launched in December 1999 and both simplified and traditional Chinese language services are expected to be launched in early 2000.

     Lycos Americas. In October 1999, we launched localized versions of the Lycos and Tripod websites in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Venezuela as well as a United States-based Spanish language version of the Lycos and Tripod websites. These sites are currently owned entirely by us.

   In February 2000, we entered into a joint venture agreement with Bell Canada to create a new Internet company, Sympatico--Lycos, to provide expanded Internet resources for the business-to-consumer marketplace in Canada. As part of the agreement, Bell Canada will invest $25 million to form the new company, which will be majority owned by Bell Canada; Bell Canada has commitments to make additional investments of $20 million, based on Sympatico-Lycos' working capital needs. Bell Canada will also contribute a portfolio of business-to-consumer Internet properties to Sympatico-Lycos. We will license to Sympatico-Lycos applications such as the My Lycos customizable start page, free e-mail, chat, shopping, homepage building and personalized news. The closing of the joint venture is subject to completion of certain conditions, including certain regulatory and other approvals. Separately, Bell ActiMedia and Lycos signed a $40 million multi-year distribution agreement, under the terms of which Bell products and services will be promoted to U.S. Lycos Network users accessing the Network from Canada.

Lycos Ventures

   In July 1999, we formed Lycos Ventures, a $75 million venture capital fund, in conjunction with Bear Stearns, Mellon Ventures, Sumitomo Corporation, Vulcan Ventures and others to make early stage investments in companies involved in e-commerce, online media or Internet technology. We have committed to invest up to $10 million of the $75 million fund. To date, this fund has made investments in several companies, including LifeMinders, FogDog Sports, Conducent Technologies, Tekmetrics and Planet Feedback.

Marketing and Branding

   We support the Lycos Network globally through an integrated marketing and branding strategy that includes advertising, public relations and promotions. Our plan is designed to increase awareness of the Lycos brand, enhance loyalty and increase usage of the Lycos Network. We believe that continuing to enhance our brand name recognition is important to attract new users. We seek to differentiate our offerings by giving them a personality, principally through our mascot, "Lycos", the black Labrador retriever, and our "Go Get It" slogan. Our advertising emphasizes that using the Lycos Network is fast, friendly and fun. Our marketing efforts seek to create a Lycos brand that is consistent in all of the countries in which we operate.

   We advertise both online and through traditional media, such as broadcast and cable television, local radio, consumer and trade magazines, newspapers and billboards. We are also extending the Lycos brand name by promoting our products and services through other media, such as books, movies and videos. Our online advertising includes banner advertisements throughout the Lycos Network and across many other sites on the Internet. In addition, we promote each of the sites within the Lycos Network both by creating hyperlinks among the member sites and through banner promotion within the Lycos Network. We also promote the Lycos brand through non-traditional marketing channels, including:

  . professional sports sponsorships, such as sponsorships of a NASCAR racing team, and an NFL and NHL team, Major League Indoor Soccer, NCAA basketball games and an America's Cup yacht, and hosting special event sites such as golf's 1999 USOpen.com and football's 1999 Superbowl.com; and

  . co-branded and cross-promotions with various packaged good companies, retail outlets and media companies such as Universal Studios, Pepsi and Ticketmaster.

   We also enter into strategic alliances with companies such as Fidelity and Intel that include co-branded cross-promotions designed to generate off-line media exposure.

Operations and Technology

   We use a combination of proprietary and licensed technology to provide our users with search and navigation services and capabilities that differentiate the user experience of the Lycos Network from that of our competitors. Our proprietary technologies include search technology, MyLycos personal page, SearchGuard online filter, and Tripod and Angelfire personal publishing tools. Through third parties, we license technologies such as search, directory services, advertisement serving, commerce transaction processing, online product reviews and value-based comparisons.

   The Lycos search and indexing technology was originally developed at Carnegie Mellon University. In June 1995, Lycos entered into a license agreement with Carnegie Mellon University pursuant to which Carnegie Mellon University granted Lycos a perpetual, worldwide right to use and sub-license the Lycos search and indexing technology and other intellectual property rights, including the "Lycos" trademark and the domain name lycos.com. CMU has been issued a patent in the United States relating to Lycos' search and indexing technology.

   Most of our technological infrastructure operations are provided to us by third parties. Exodus Communications hosts our servers and provides network redundancy. Our outsourcing relationships have allowed us to grow quickly and have reduced the costs associated with staffing and equipment.

Research and Development

   We focus our efforts both on developing our internal technologies and integrating the technologies of our partners. We continue to develop proprietary technologies that differentiate the Lycos user experience (such as MyLycos), tools that strengthen the relationship between our sites (such as universal registration) and methods of improving targeted advertising and e-commerce on the Lycos Network. We are also working with partners to distribute our content over broadband and wireless networks.

Competition

   The market for Internet products and services, advertising and e-commerce is highly competitive. Lycos believes the principal competitive factors in this market are name recognition, quality of content and commerce offerings, site performance, ease of use, features and quality of support.

   A number of companies currently offer competitive products in our target markets. The primary competitors of our products and services are other companies providing online services and include About.com, Amazon.com, AOL, Ask Jeeves, Buy.com, CMGi's AltaVista, Disney's GO Network, DealTime, Excite@Home, FortuneCity, GoTo.com, Go2.net, Google, Infospace, Looksmart, Microsoft's MSN, mySimon, NBCi (including Snap and Xoom), CBS StoreRunner, theGlobe.com and Yahoo!. In addition, a number of companies offering Internet products and services, including direct competitors of Lycos, recently have begun to integrate multiple features within the products and services they offer to consumers. These competitors have integrated competing products and services through internal development, acquisitions, joint ventures and licensing arrangements.

Employees

   As of December 31, 1999, Lycos' U.S. operations employed 919 persons, including 457 in sales and marketing, 357 in research and development, product development and service operations and 105 in finance and administrative functions. Lycos also employs 69 independent contractors for software development, documentation, artistic design and editorial reviews. In addition, our international joint ventures employ an additional 250 persons in Europe and Asia. None of our employees is represented by a labor union and Lycos considers its employee relations to be good.

Properties

   Lycos' corporate headquarters is located in Waltham, Massachusetts. We also have principal operating offices in New York City and San Francisco. We also maintain sales offices in Atlanta, Boston, Chicago, Dallas, Los Angeles, Miami, New York, Philadelphia and San Francisco. We expect that we will need additional space as we continue to expand our business and believe that we will be able to obtain additional space as needed on commercially reasonable terms.

   Lycos maintains substantially all of its computer systems in the California, New Jersey and Massachusetts sites of Exodus Communications. Lycos' operations are dependent in part upon its ability to protect its operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite the implementation of network security measures by Lycos, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our products and services which could adversely impact our ability to operate our business.

Legal Proceedings

   In February 1999, Lycos announced its intention to enter into a transaction with USA Networks and certain affiliated companies pursuant to which, among other things, Lycos would have been merged into a subsidiary of USA Networks. In May 1999, the parties to the proposed transaction terminated the proposed merger by mutual agreement.

   Prior to the termination, eight purported class action lawsuits were filed in the Court of Chancery for the State of Delaware in and for New Castle County by shareholders of Lycos allegedly on behalf of all common stockholders of Lycos. The complaints requested, among other things, that the proposed transaction be enjoined or that rescissionary damages be awarded to the purported class and that plaintiffs be awarded all costs and fees, including attorneys' fees. Since the proposed merger was terminated, the suits have been inactive. We believe that the allegations in the complaints are without merit and, as a result of the termination of the proposed merger, are now moot.

   Also prior to the termination of the proposed merger, certain purported securities class action lawsuits were filed in the United States District Court for the District of Massachusetts. The suits, which have since been consolidated, allege, among other claims, violations of United States securities laws through alleged misrepresentations and omissions relating to the announced transaction with USA Networks. The consolidated complaint seeks an unspecified award of damages. We believe that the allegations in the consolidated complaint are without merit and intend to contest them vigorously. On October 22, 1999, we filed a motion with the court to have the lawsuit dismissed for failure to adequately allege violations of the securities laws.

   In November 1999, AIWF Trust, a former shareholder of WiseWire Corporation, filed a lawsuit in the Court of Common Pleas of Allegheny County, Pennsylvania against WiseWire, representatives of former shareholders of WiseWire, and Lycos, as WiseWire's alleged successor in interest. In this lawsuit, AIWF Trust alleged that pursuant to a 1996 subscription agreement between AIWF Trust and WiseWire, AIWF Trust was entitled to 2,500,000 million shares of WiseWire common stock instead of the 25,000 shares it received. AIWF Trust seeks the equivalent of 2,500,000 shares of WiseWire common stock in Lycos common stock, which amounts to approximately 748,000 shares of Lycos common stock. Lycos believes that the allegations in the complaint are without merit and intends to contest them vigorously. In addition, Lycos has asserted a claim against the escrow deposit created in connection with Lycos' acquisition of WiseWire, which currently contains approximately 329,000 shares of Lycos common stock.

                                 LEGAL MATTERS

   The validity of the shares offered will be passed upon by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, counsel to Lycos.

                                    EXPERTS

   The consolidated financial statements of Lycos at July 31, 1999, 1998 and 1997 and for each of the years in the three-year period ended July 31, 1999, incorporated in this prospectus by reference to Lycos' Annual Report on Form 10-K for the year ended July 31, 1999 and the Form 8-K/A filing on January 4, 2000, and the consolidated financial statements of Wired Ventures, Inc. at December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998 incorporated by reference to the Form 8-K filing on July 15, 1999 have been audited by KPMG LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   Lycos will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

   SEC registration fee............................................... $ 10,694
   NASDAQ National Market listing fee................................. $  5,640
   Legal fees and expenses............................................ $ 10,000
   Printing expenses.................................................. $    750
   Miscellaneous expenses.............................................        0
                                                                       --------
     Total............................................................ $ 27,084
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   As permitted by Section 145 of the Delaware General Corporation Law, Lycos' Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the Delaware General Corporation Law and Lycos' Amended and Restated By-laws provide for indemnification of Lycos' directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lycos, and with respect to any criminal action or proceeding, actions that the indemnitee has no reasonable choice to believe were unlawful.

   Lycos has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of Lycos also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they are not indemnified by Lycos.

   Lycos has entered into separate indemnification agreements with its directors and officers. The indemnification agreements create certain indemnification obligations of Lycos in favor of the directors and officers and, as permitted by applicable law, will clarify and expand the circumstances under which a director or officer will be indemnified.

ITEM 16. EXHIBITS

  5.1 Opinion of Testa, Hurwitz & Thibeault, LLP.
 23.1 Consent of KPMG LLP, Independent Accountants.
 23.2 Consent of KPMG LLP, Independent Accountants.
 23.3 Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).
 24.1 Power of Attorney (included on signature page).

ITEM 17. UNDERTAKINGS

A. UNDERTAKING PURSUANT TO RULE 415

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. UNDERTAKING IN RESPECT OF INCORPORATED ANNUAL AND QUARTERLY REPORTS

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

D. UNDERTAKING IN RESPECT OF INDEMNIFICATION

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

E. UNDERTAKING PURSUANT TO RULE 430a

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 15th day of March, 2000.

                                          Lycos, Inc.

                                                  /s/ Robert J. Davis
                                          By: _________________________________
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below constitutes and appoints Robert J. Davis and Edward M. Philip and each of them, with the power to act without the other, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

       /s/ Robert J. Davis             President, Chief Executive   March 15, 2000
______________________________________  Officer and Director
           Robert J. Davis              (Principal Executive
                                        Officer)

       /s/ Edward M. Philip            Chief Operating Officer,     March 15, 2000
______________________________________  Chief Financial Officer
           Edward M. Philip             and Secretary (Principal
                                        Financial and Accounting
                                        Officer)

     /s/ John M. Connors, Jr.          Director                     March 15, 2000
______________________________________
         John M. Connors, Jr.

       /s/ Richard H. Sabot            Director                     March 15, 2000
______________________________________
           Richard H. Sabot

        /s/ Daniel J. Nova             Director                     March 15, 2000
______________________________________
            Daniel J. Nova

        /s/ Peter A. Lund              Director                     March 15, 2000
______________________________________
            Peter A. Lund

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  5.1    Opinion of Testa, Hurwitz & Thibeault, LLP.

 23.1    Consent of KPMG LLP, Independent Accountants.

 23.2    Consent of KPMG LLP, Independent Accountants.

 23.3    Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1).

 24.1    Power of Attorney (included on signature page).